September 30, 2024

Chan Wan Shan Sandra
Chief Executive Officer
Bluemount Holdings Limited
Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong

       Re: Bluemount Holdings Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 16, 2024
           CIK No. 0002027815
Dear Chan Wan Shan Sandra:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 19, 2024 letter.

Amendment No. 1 to the Draft Registration Statement on Form F-1
General

1. We note your response to prior comment 1 and your revised disclosure in the summary and business section. Please further revise as follows:
           in your overview section on page 1, please clarify what percentage of your revenues was derived in recent fiscal years form your financial services segment and to put it in perspective with two other business lines that contribute to more than 97% of your revenues; and
           revise your business section starting on page 99, to clearly identify each of the three business lines you appear to be engaged in; and September 30, 2024
Page 2

             revise here to give prominence to business lines that are most material to your business.
2. We note your response to prior comment 28 and reissue in part. You removed references to online platform in some sections of the registration statement but continue to reference platforms or online platforms in other sections, for example, refer to your disclosure on pages 13, 28, and 113. Please explain the relevance of platforms or online platforms to your business in the summary, business, and risk factors sections or remove all references to platforms throughout the registration statement.
Overview, page 1

3. We note your response to prior comment 11 and reissue in part. We also note your revised disclosure that "[m]ost of the revenue [you] make comes from selling to one important business partner, Customer A, who is a private company incorporated in Hong
       Kong with limited liability" and that your partnership with Customer A "has been strong since December 2021, helping [you] stay financially secure and showing that they will probably keep buying from [you]." Because Customer A accounted for a significant percentage of your revenue in fiscal year 2024, please identify Customer A on pages 1,
       24, 69, and 83-84, disclose the terms of any material agreements with Customer A, and file the agreements as exhibits.
Corporate History and Structure, page 4

4. Please refer to prior comment 9. Please revise to clarify what the percentages below each box represent in you corporate structure diagram.
Risk Factors, page 20

5. We note your response to prior comment 3 and that you have removed the definition of the "controlling shareholders" from the registrations statement. We also note your disclosure on page F-9 where you state that "[t]he Company, together with its wholly-
       owned subsidiaries, is effectively controlled by the same controlling shareholders, i.e., ultimately held 27.45% by Mr. Pan, 26.08% by Mr. Yan, 16.47% by Ms. Zhou and
       30.00% by Echo International Holdings Group Limited." If you will be controlled by a small group of shareholders following the initial public offering, please revise throughout to make that clear and add risk factor disclosure to advise the investors of the various material risks arising with being a controlled company. In addition, tell us if there are any voting arrangements or agreements among the above referenced shareholders.
Recent joint statement by the SEC and PCAOB, page 44

6. We note your response to prior comment 14 and your revised disclosure in this risk factor.
       Please further revise here to state that the value of the securities you are registering for sale can significantly decline or become worthless.
Impairment loss on trade and other receivables, page 74

7. Please refer to prior comment 21. Please revise to provide additional information to allow an investor to better understand the specific facts about the relevant receivables/customers and the underlying factors that resulted in the material amount of
 September 30, 2024
Page 3

       credit impairment recognized in 2023. For example, discuss the number of receivables/customers the impairment related to, any specific factor that triggered the
       recognition related to any material individual amounts, whether you recognized impairment related to the entire customer balances due or only a portion of balances due, etc.
Industry, page 91

8. We note that you refer to various industry sources in this section. Please revise throughout this section to address the following:
           refer to prior comment 27 and provide URL addresses for each source cited in footnotes;
           refer to prior comment 24 and provide support for your disclosure in this section that the "market size of the [consulting services] industry reach[ed] more than one trillion
            U.S. dollars in 2022;" and
           tell us if any of the information cited is based on reports commissioned by you and independently prepared for you in connection with this offering. If so, refer to Rule
            436 and provide consents for each of the reports commissioned by you.
Business
Financial Services Business Segment, page 100

9. We note your response to prior comment 31. Please revise this subsection significantly as follows:
           provide additional details on the services you offer under the consulting and advisory business segment;
           describe how you are compensated for each of the services described on pages 101-
           102, such as commissions, flat fees or otherwise;
           revise disclosure starting on page 101 and through the end of page 102 to be placed within consulting and advisory services segment or advise how the description of the services listed here falls within "financial services;" and because you derive most of your revenues from business consulting and advisory
           services, move the description of this business line to the beginning of the business section.
External Brokers, page 113

10. We note your removal of the identity of your external broker for U.S. exchanges. Please identify the external broker or advise.
Strengthening our placing and underwriting services, page 119

11. We note your response to prior comment 30 and your revised disclosure that with less than 2% of your total revenue derived from placing and underwriting services, you
       "maintain" that your "placing and underwriting business remain as [y]our core competence since the management team believes that the Hong Kong capital market will rebound as investor confidence returns, aided by potential market reforms and economic recovery efforts." Please revise this sentence to state as belief of management or remove
 September 30, 2024
Page 4

       this disclosure.
Principal Shareholders, page 151

12. We note your response to prior comment 35 and reissue in part. Please disclose the percentage of outstanding shares that holders of Class A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval. It also appears that a small group of shareholders will be able to control the company after the initial public offering. If applicable, please explain the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendments of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
Note 14. Trade Receivables, page F-31

13. Please refer to prior comment 43. Please include the proposed disclosure included in your response.
Note 26 - Financial Instrument - b.(iii) ECL for trade receivables from contracts with customers, page F-46

14. We note you have never recorded a write-off of a receivable based on your response to prior comment 47. Please tell us the amount of receivables past due for more than one year as of March 31, 2024 that are not on additional payment arrangements or that you have not collected a payment on in the last 12 months. For these receivables, please tell us why you believe you have a reasonable expectation of recovering the contractual cash flows due and the receivable should not be written-off. Refer to IFRS 9.B3.2.16(r)
       for guidance.
15. Please refer to prior comment 47. Please include the proposed disclosure included in your response.
16. We note your response to prior comment 48. In your response you disclose that you have entered into additional payment arrangements with customers who have overdue balances and that repayment plans provide a reasonable basis for expecting recovery. For all material receivable balances past due more than 90 days, please provide us with all the key details of these repayment plans that you rely upon as a basis for expecting recovery including:
           details of when each agreement was put in place, details of new payment terms, collections to date, information related to modified amounts that have not been collected, and
           any other information material to your collectability assessment.
       In this regard we note increases in your unimpaired trade receivables past due 1 year or more and a material amount of unimpaired trade receivables from a related party past due
       2-5 years as indicated in your response to comment 43. Lastly, please revise MD&A to include appropriate detailed information related to your additional payment arrangements to allow an investor to better understand the timing of credit impairments and the reasons for not recognizing credit impairment on material trade receivables that are past due.
 September 30, 2024
Page 5

17. We note your response to prior comment 49. Revise your disclosures to discuss the additional payment agreements (terms, principal impacts, etc.) and how in details the agreements impacted your assessment of credit risk, the recognition and measurement of expected credit losses, and your write-offs.
Note 29. Subsequent Events, page F-50

18. Please refer to prior comment 51. Please include the proposed disclosure included in your response.
Item 7. Recent Sales of Unregistered Securities, page II-2

19. We note your response to prior comment 52 and reissue in part. For each transaction listed in this section, please state the aggregate offering price. If some of the transactions listed in the table represent an exchange of one type of security for another type and there was no additional consideration, please clarify that the transaction involved an exchange of one type of share for another. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you. Refer to Item 701(c) of Regulation S-K.
20. We note your response to prior comment 37 and your revised disclosure in footnote 2 to the beneficial ownership table on page 152. In footnote 2 you state that "[t]he board of directors of Echo International Holdings Gorup Limited holds the voting and dispositive power over the Class A Ordinary Shares held by Echo Interntional Holdings Group
       Limited." Please revise to disclose further natural persons who hold the voting and dispositive power as described above.
       Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Lawrence Venick, Esq.